Exhibit 3.1

AMENDMENT NO. 1 TO THE

SECOND AMENDED AND RESTATED BY-LAWS OF

ADVAXIS, INC.

The undersigned, being the duly elected and acting President and Chief Executive Officer of Advaxis, Inc., a Delaware corporation (the “Corporation”), does hereby certify that:

1. The Board of Directors of the Corporation, by unanimous written consent, approved and adopted the following amendments to the Second Amended and Restated By-Laws of the Corporation (the “By-Laws”), effective as of September 20, 2021:

The By-Laws are hereby amended by the addition thereto of a new Section 5 under Article VI, which reads in its entirety as follows:

“Section 5. Forum Selection. (i) Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, including any claim alleging aiding and abetting of such breach of a fiduciary duty, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-Laws of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine or (e) any other action asserting an “internal corporate claim” (as that term is defined in Section 115 of the DGCL). (ii) Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. (iii) If any action or proceeding the subject matter of which is within the scope of paragraphs (i) or (ii) above is filed in a court other than in accordance with the above provisions (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce paragraph (i) above or the federal district courts of the United States of America in connection with any action brought in any such court to enforce paragraph (ii) above (an “FSC Enforcement Action”) and (b) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. (iv) Any person or entity owning, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this bylaw.”

2. All other provisions of the By-Laws of the Corporation remain unchanged and are in full force and effect.

IN WITNESS WHEREOF, I have hereunto subscribed my name this 20th day of September 2021.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	President and Chief Executive Officer, Interim
Chief Financial Officer